Exhibit 8.1

LIST OF SUBSIDIARIES

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Chile:

1.       Itaú Corredores de Bolsa Ltda.

2.       Itaú Administradora General de Fondos S.A.

3.       Itaú Asesorías Financieras Ltda.

4.       Itaú Corredores de Seguros S.A.

5.       Recaudaciones y Cobranzas Ltda.

All of the following subsidiaries have their jurisdiction of incorporation in the Republic of Colombia and other countries:

1.	Itaú Corpbanca Colombia S.A.
2.	Itaú Holding Colombia S.A.S.[1]

2.       Itaú Corredor de Seguros Colombia S.A.

3.       Itaú Securities Services Colombia S.A. Sociedad Fiduciaria

4.       Itaú Asset Management Colombia S.A. Sociedad Fiduciaria

5.       Itaú Comisionista de Bolsa S.A.

6.       Itaú Bank (Panamá) S.A.

The following subsidiary has its jurisdiction of incorporation in the United States:

1.	Itaú Corpbanca New York Branch

1 In February 2022, Itaú Corpbanca created this new subsidiary in Colombia.